

January 5, 2022

Wilbur L. Ross, Jr.
Chief Executive Officer
Ross Acquisition Corp II
2 Pelican Lane
Palm Beach, Florida 33480

      Re: Ross Acquisition Corp II
          Form 8-K filed December 17, 2021
          File No. 001-40201

Dear Mr. Ross:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Real Estate & Construction

cc: Corey R. Chivers, Esq.